UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant’s name into English)

37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 48 18 28 1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

GLOBANT S.A.

FORM 6-K

On April 7, 2017, Globant S.A. (the “Company”) filed a report on Form 6-K that included a convening notice and agenda, dated April 7, 2017, and form of proxy for the annual general meeting and extraordinary general meeting of shareholders to be held on May 8, 2017 as Exhibit 99.1 thereto. The Company subsequently discovered a typographical error in the second paragraph below the heading “Procedures for Attending the Meeting and Voting by Proxy” on page 12 of Exhibit 99.1. In that paragraph, the words “April 29, 2016” should be replaced by “April 24, 2017.” Therefore, the paragraph should be read as follows:

“In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a special power-of-attorney) issued by the respective entity. A copy of such power-of-attorney or other proper document should be filed not later than April 24, 2017 at the address indicated below” (emphasis added).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: April 13, 2017